Money With Meaning Fund, LLC

300 S Orange Ave, Suite 1000

Orlando, Florida 32801

www.mwmfund.com

May 15, 2019

Sent Via Email and EDGAR

Pamela Long, Office of Financial Services

Division of Corporate Finance

Securities and Exchange Commission

Washington, D.C. 20549

LongP@sec.gov

RE:	Money With Meaning Fund, LLC (the “Company”) Draft Offering Statement on Form 1-A File No. 367-00189

Dear Ms. Long:

Yesterday I wrote to you requesting qualification of our Regulation A offering. Your office notified us that we had submitted the request using the file number for our draft Form 1-A (which is the file number above) rather than for our public Form 1-A. Hence, we are hereby withdrawing yesterday’s request and will submit another request using the file number for our public Form 1-A.

Thank you.

Very truly yours,

MONEY WITH MEANING FUND, LLC

By:	Cloud Capital Management, LLC As Manager

By	/s/ Terrence Osterman
Terrence Osterman, Managing Member

cc: Markley S. Roderick, Esq.